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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9
                              (AMENDMENT NO. 3)
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(D)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


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                 CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                          (Name of Subject Company)

                 CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                    (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 150918 10 0
                    (CUSIP Number of Class of Securities)

                          Richard J. Lubasch, Esq.
            Senior Vice President, General Counsel and Secretary
                 Cellular Communications International, Inc.
                            110 East 59th Street
                             New York, NY 10022
                               (212) 906-8480
                (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                               With Copies to:

                           Thomas H. Kennedy, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

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      This Amendment No. 3 supplements and amends the
Solicitation/Recommendation Statement on Schedule 14D-9, dated December 17, 1998, as amended (the "Schedule 14D-9"), filed by Cellular Communications International, Inc., a Delaware corporation (the "Company") relating to the tender offer by Kensington Acquisition Sub, Inc., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 17, 1998, as amended (the "Schedule 14D-1"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), including the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of November 8, 1990, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, at $65.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998, as amended (the "Offer to Purchase"), and the related Letter of Transmittal, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 2.     TENDER OFFER OF THE PURCHASER

      Item 2 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

      On January 19, 1999, Purchaser issued a press release announcing an increase in the price to be paid for Shares pursuant to the Offer from $65.75 to $80.00 per Share, net to the seller in cash, and that the Offer has been extended to 12:00 midnight, New York City time, on Monday February 1, 1999 (collectively, the "Revised Offer").

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

      Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

(a)   Recommendation of the Board of Directors

      The Board of Directors has considered the Revised Offer and has determined to maintain its existing recommendation with respect to the transactions contemplated by the Transaction Agreements.

(b)   Background; Reasons for the Recommendation

      On January 18, 1999, the Purchaser announced that it was extending the Offer and that it planned to propose new terms. Later that day, the Purchaser contacted the Company and informed the Company that the Purchaser was increasing the price to be paid for the Shares pursuant to the Offer and the Merger to $80.00 per Share, an increase of $14.25 per Share over the price originally offered (the "Revised Offer"). On January 19, 1999, the Purchaser publically announced the new price, as well as an extension of the expiration date of the offer to 12:00 midnight, New York City time, on Monday, February 1, 1999. On that day, the Purchaser amended the Offer by filing an amendment to the Tender Offer Statement on the Schedule 14D-1 (the "Offer Amendment"). The Offer Amendment reflects the increase in the price to be paid for Shares pursuant to the Offer and the Merger from $65.75 to $80.00 and the extension of the Offer to midnight, New York City time, Monday February 1, 1999. On January 19, 1999, the Purchaser mailed a supplement to the Offer to Purchase setting forth the terms of the Revised Offer to the Company's stockholders.

      On January 20, 1999, the Board of Directors held a special meeting, with the advice and assistance of the Company's financial and legal advisors, at which they reviewed the Revised Offer. In conducting its review, the Board of Directors considered the terms of the Merger Agreement and the contractual obligations of the Company therein; the terms of the License; the fact that the Company's interest in OSR is a minority with only an indirect interest in Omnitel and limited governance rights; and the Board of Directors' fiduciary obligations to the Company's stockholders.

      In addition, the Board of Directors considered the terms of the OSR Joint Venture Agreement which provide that, among other things, if more than fifty (50) percent of the shares of voting securities of a co-venturer (the "Selling Co-Venturer") are transferred to a third party (or parties) that is not an affiliate of the Selling Co-Venturer (an "OSR Change in Control"), each co-venturer (a "Buying Co-Venturer") shall have the non-assignable right to purchase all or a pro rata portion (based upon the total number of shares owned by co-venturers exercising such right to purchase) of the Selling Co-Venturer's shares of OSR stock at a price indicated by the Selling Co-Venturer. The OSR Joint Venture Agreement further provides that in the event a Buying Co-Venturer objects to the price so indicated, it shall be settled by arbitration. The acquisition of control of any parent company of a co-venturer which owns or operates substantial other businesses or entities in addition to the venture is not deemed to constitute an OSR Change in Control.

      In light of these considerations, the Board of Directors determined to maintain its existing recommendation with respect to the transactions contemplated by the Transaction Agreements.

      On January 21, 1999, the Company issued a press release communicating the maintaining of the recommendation which is filed as Exhibit 11 to this Amendment No. 3.



                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated: January 21, 1999

                              CELLULAR COMMUNICATIONS
                              INTERNATIONAL, INC.


                              /s/ RICHARD J. LUBASCH
                              ---------------------------------------------
                              Name:  Richard J. Lubasch
                              Title: Senior Vice-President, General Counsel





                              INDEX TO EXHIBITS

Exhibit
   No.
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Exhibit 11.   Form of Press Release issued by the Company, dated
              January 21, 1999